        --------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM 11- K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                          COMMISSION FILE NO. 1-7410


                     MELLON 401(k) RETIREMENT SAVINGS PLAN

                               One Mellon Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001

             (Full title of the Plan and the address of the Plan)

                         MELLON FINANCIAL CORPORATION
                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001


                       (Name of issuer of the securities
                       held pursuant to the Plan and the
                  address of its principal executive office)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN



                                Table of Contents


                                                                                                                 Page

Independent Auditors' Report                                                                                       1

Statements of Net Assets Available for Plan Benefits                                                               2

Statements of Changes in Net Assets Available for Plan Benefits                                                    3

Notes to Financial Statements                                                                                      4


Schedule

1   Assets Held for Investment Purposes (at the end of the plan year)                                             15


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                             [LETTERHEAD OF KPMG]

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN



                         Independent Auditors' Report


Corporate Benefits Committee
Mellon Financial Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included as Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 15, 2001

                                                   MELLON 401(k)
                                              RETIREMENT SAVINGS PLAN

                               Statements of Net Assets Available for Plan Benefits

                                            December 31, 2000 and 1999


                  Assets                                                        2000                   1999
                                                                         --------------------   --------------------
Investments, at fair value (notes 3 and 5):
    Collective trust funds                                             $      321,049,882              8,972,186
    Registered investment companies                                           310,411,867            651,191,827
    Common stock                                                              600,149,476            431,214,485
    Loans to participants                                                      23,220,979             24,524,630
                                                                         ----------------       ----------------

                   Total investments                                        1,254,832,204          1,115,903,128

Contributions receivable:
    Employer contributions made pursuant to employee
       salary reduction agreements                                                     --              1,450,088

Pending investment sales and other receivables                                     77,213              4,371,531
                                                                         ----------------       ----------------

                   Total assets                                             1,254,909,417          1,121,724,747

                  Liabilities

Pending investment purchases and other payables                                    73,803                896,542
                                                                         ----------------       ----------------

                   Net assets available for plan benefits (note 7)     $    1,254,835,614          1,120,828,205
                                                                         ================       ================

See accompanying notes to financial statements.

                                                    MELLON 401(k)
                                               RETIREMENT SAVINGS PLAN

                              Statements of Changes in Net Assets Available for Plan Benefits

                                       Years Ended December 31, 2000 and 1999



                                                                                 2000                    1999
                                                                         ----------------------  ---------------------
Contributions:
    Employer matching contributions (note 1)                           $         14,347,519             13,335,144
    Employer contributions made pursuant to employee
       salary reduction agreements                                               43,711,894             40,804,953
    Rollover contributions                                                        2,254,857              2,621,647
                                                                         ------------------      -----------------

                   Total contributions                                           60,314,270             56,761,744

Investment income:
    Net appreciation in fair value of investments (note 5)                      141,010,598             65,776,457
    Collective trust funds income                                                   462,650                441,243
    Registered investment companies income                                       14,102,446             11,787,137
    Dividends from common stock                                                  10,820,691              9,955,612
    Interest income on loans to participants                                      1,915,674              2,051,623
                                                                         ------------------      -----------------

                   Total investment income                                      168,312,059             90,012,072

Participants' withdrawals                                                      (101,525,053)           (71,128,517)
                                                                         ------------------      -----------------

                   Net increase                                                 127,101,276             75,645,299

Net transfers to the Plan (note 8)                                                6,906,133             12,368,665
Net assets available for plan benefits (note 7):
    Beginning of year                                                         1,120,828,205          1,032,814,241
                                                                         ------------------      -----------------

    End of year                                                        $      1,254,835,614          1,120,828,205
                                                                         ==================      =================

See accompanying notes to financial statements.

                                  MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  Description of the Plan

     The following description of the Mellon 401(k) Retirement Savings Plan (the
     Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation) who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members consist of the heads of the Human Resources, Legal and Finance Departments of the Corporation and one member who is appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

          Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following (note 3): Dreyfus Disciplined Stock Fund, Dreyfus Premier Small Company Stock Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. - Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio, Dreyfus-Certus Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, and Daily Liquidity Stock Index Fund. Also, as of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock.

          The Loan Fund is comprised of loans to participants. Employer matching contributions and employer discretionary contributions, if any, are invested in Mellon Financial Corporation Common Stock.

          Participant account balances include salary reduction, employer matching and employer discretionary contributions. In the event the Plan is terminated, such account balances shall be distributed to the participants.

                                                                     (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     (b)  Contributions

          An eligible employee of the Corporation may become a participant in the Plan following completion of one year of service. Employees hired prior to February 1, 1995, were eligible to participate in the Plan on the date of employment.

          Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($10,500 and $10,000 in 2000 and 1999, respectively). Employees may change the rate of contribution or discontinue contributions at any time.

          Participants may rollover amounts representing distributions from other qualified retirement plans.

          Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the account of each participant.

          Semimonthly, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock based upon its three-day average close on the New York Stock Exchange.

          The Corporation is permitted to make discretionary contributions, as determined and authorized by the Board of Directors. Discretionary contributions would be allocated to each eligible participant's accounts and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2000 and 1999.

     (c)  Vesting

          Participants are fully vested in their salary reduction contributions and the Corporation's matching contributions upon entering the Plan. Balances of participants who were in the former Dreyfus Profit-Sharing Plan as of September 1, 1996, were merged into the 401(k) Retirement Savings Plan. Those participant balances are subject to the vesting schedule in the former Dreyfus Profit-Sharing Plan. Under that schedule, participants will be fully vested after completing five years of service. While former Dreyfus Profit-Sharing Plan participants may not be vested in their balances under that plan, they are fully and immediately vested in the Corporation's matching contributions attributable to 401(k) deferrals.

                                                                     (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     (d)  Forfeitures

          Forfeitures are applicable only to the former Dreyfus Profit-Sharing Plan participants who have not completed 5 years of service prior to their termination of employment. If the participant is not fully vested at the employment termination date, the non-vested contribution is forfeited. At December 31, 2000, the forfeited nonvested accounts that were unallocated to participants totaled $26,514 ($31,989 in 1999). These accounts will be used to reduce future employer contributions. Also, in 2000, employer contributions were reduced by $16,195 ($345,000 in 1999) from forfeited nonvested accounts.

     (e)  Distributions

          Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant's permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective January 1, 1998.

     (f)  Loans to Participants

          Loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant's account which is not attributable to employer matching contributions or discretionary contributions. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in the Wall Street Journal.


(2)  Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements

          The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 7). The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

                                                                     (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     (b)  Investments

          Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

          Purchases and sales of securities are reflected on a trade-date accounting basis.

          In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.


(3)  Investment Programs

     Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 2000. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

     Collective Trust Funds:

     (a)  Dreyfus-Certus Stable Value Fund

          The objective of this fund is to create current income and maintain stability of principal by investing in investment contracts with life insurance companies or commercial banks that meet established credit standards, debt securities backed by the U.S. government or its agencies and short-term money market instruments.

                                                                     (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     (b)  Daily Liquidity Money Market Fund

          The objective of this fund is to invest in high-quality securities and achieve price stability by maintaining a short average portfolio maturity of less than 90 days. The maximum maturity of securities is limited to 13 months, with the exception of floating rate securities, which can have a maximum maturity of two years. The Daily Liquidity Money Market Fund replaced the Dreyfus Institutional Prime Money Market Fund as of December 31, 2000.

     (c)  Daily Liquidity Aggregate Bond Index Fund

          The objective of this fund is to replicate the performance of the Lehman Brothers Aggregate Bond Index. This fund is a conservative investment choice oriented toward steady current income consistent with reasonable risk. The Daily Liquidity Aggregate Bond Index Fund replaced the Dreyfus Bond Market Index Fund as of December 31, 2000.

     (d)  Daily Liquidity Stock Index Fund

          The objective of the fund is to replicate the performance of the S&P 500 Stock Index. The S&P 500 Stock Index is widely used as the benchmark for large-capitalization stock investing. (The 500 stocks in the index are comprised of 400 industrial companies, 20 transportation companies, 40 utilities and 40 financial companies). The fund is a moderate-risk investment choice. The Daily Liquidity Stock Index Fund replaced the Dreyfus Basic S&P 500 Stock Index Fund as of December 31, 2000.


     Registered Investment Companies:

     (a)  Dreyfus Disciplined Stock Fund

          The objective of this fund is to outperform the S&P 500 on a consistent basis by investing primarily in equity securities. The fund typically invests 65% of its assets in equity securities and no more than 20% of its assets in money market securities.

     (b)  Dreyfus Premier Small Company Stock Fund

          The objective of this fund is to consistently outperform the Russell 2500 Stock Index, while maintaining a similar level of risk. This fund primarily invests in small capitalization stocks that generally range from $100 million to $1.5 billion in market capitalization.

                                                                     (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     (c)  Dreyfus Founders Worldwide Growth Fund

          The objective of this fund is to seek long-term capital growth through investment of at least 65% of its total assets in common stock. The companies chosen are well-established, high-quality growth companies with strong performance records, solid market positions, reasonable financial strength and continuous operating records of three years or more. The fund also may invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country. The Dreyfus Founders Worldwide Growth Fund replaced the Founders Worldwide Growth Fund as of December 31, 2000.

     (d)  Dreyfus LifeTime Portfolios, Inc.

          The following three investment portfolios are provided:

               Income Portfolio

               The objective of this fund is to maximize income by investing in common stock, fixed-income securities and short-term money market instruments.

               Growth and Income Portfolio

               The objective of this fund is to seek a combination of growth and income by investing in both equity securities and fixed-income securities, with up to 15% of its assets in international securities.

               Growth Portfolio

               The objective of this fund is to create capital appreciation by investing in both equity securities and fixed-income securities, with up to 25% of its assets invested in international securities.

     There can be no assurance that the stated objective of any of the funds can be achieved.

     Common Stock:

          Mellon Financial Corporation common stock

          The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation's common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company's performance and its long term financial prospects.

                                                                     (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



               On April 20, 1999, the Corporation announced a two-for-one split of the Corporation's common stock. The two-for-one stock split was structured as a stock dividend of one additional share of common stock paid on each issued share of common stock. The additional shares resulting from the split were allocated on May 17, 1999, to shareholders of record at the close of business on May 3, 1999.

     All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common collective or investment company fund selected by the Benefit Investment Committee having a stated investment objective consistent with the objectives of any of the investment funds under the Plan. Also, as of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock.

     Employer matching and discretionary contributions, if any, are invested in the Corporation's common stock.

     The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds as described in the Plan document in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.


(4)  Federal Income Taxes

     The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated February 25, 1999, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in conformity with the applicable requirements of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                                                     (Continued)

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(5)  Investments

     Investments of each fund as of December 31, 2000 and 1999, were as follows:

                                                                                          Total investments
                                                                           -----------------------------------------------
                                                                                    2000                     1999
                                                                           ----------------------  -----------------------
     Investments at Fair Value as Determined by
     Quoted Market Price
      Registered investment companies:
         Dreyfus Institutional Prime Money Market Fund                    $                 -               95,295,363
         Dreyfus LifeTime Portfolio, Inc. - Income Portfolio                        4,575,823                4,141,841
         Dreyfus LifeTime Portfolio, Inc. - Growth
           and Income Portfolio                                                    72,687,639    *          84,385,139
         Dreyfus LifeTime Portfolio, Inc. - Growth Portfolio                       25,107,878               24,529,982
         Dreyfus Premier Small Company Stock Fund                                  41,275,099               31,584,530
         Dreyfus BASIC S&P 500 Stock Index Fund                                             -              212,955,282
         Dreyfus Disciplined Stock Fund                                           139,206,832    *         145,202,181
         Dreyfus Bond Market Index Fund                                                     -               27,649,192
         Founders Worldwide Growth Fund                                                     -               25,448,317
         Dreyfus Founders Worldwide Growth Fund                                    27,558,596                        -
      Mellon Financial Corporation Common Stock**                                 600,149,476    *         431,214,485
                                                                            -------------------      -------------------
                                                                                  910,561,343            1,082,406,312
     Investments at Estimated Fair Value
     Collective trust funds:
      Dreyfus-Certus Stable Value Fund                                              7,895,137                8,972,186
      Daily Liquidity Money Market Fund                                            92,863,847    *                   -
      Daily Liquidity Stock Index Fund                                            191,797,129    *                   -
      Daily Liquidity Aggregate Bond Index Fund                                    28,493,769                        -
      Loans to participants                                                        23,220,979               24,524,630
                                                                            -------------------      -------------------
                                                                                  344,270,861               33,496,816
                                                                            -------------------      -------------------
                  Total investments                                        $    1,254,832,204            1,115,903,128
                                                                             ===================      ===================

     * Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

     **  Nonparticipant-directed investment.

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $141,010,598 and $65,776,457, respectively, as follows:

                                                                 2000                1999
                                                           -----------------   ----------------
       Investments at fair value as determined by
         quoted market price:
           Registered investment companies                $    (45,960,569)        69,570,078
           Common stock                                        186,971,167         (3,793,621)
                                                           -----------------   ----------------

                                                          $    141,010,598         65,776,457
                                                           =================   ================

(6)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                       December 31,
                                                           ------------------------------------
                                                                 2000                1999
                                                           -----------------   ----------------
       Net assets:
        Common stock                                      $    600,149,476        431,214,485
                                                           =================   ================

                                                                       Year ended
                                                                       December 31,
                                                           ------------------------------------
                                                                  2000               1999
                                                           -----------------   ----------------
       Changes in net assets:
        Contributions *                                   $     16,865,076         14,639,329
        Dividends                                               10,820,691          9,955,612
        Net appreciation (depreciation)                        186,971,167         (3,793,621)
        Participant withdrawals                                (29,568,952)       (24,737,710)
        Net transfers to participant-directed investments      (16,152,991)        (7,054,694)
                                                           -----------------   ----------------

                                                          $    168,934,991        (10,991,084)
                                                           =================   ================

       * As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 2000 and 1999 totaled $2,517,557 and $1,304,185, respectively.

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(7)  Reconciliation of Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to what is expected to be filed on the Form 5500:

                                                                      December 31,
                                                          -------------------------------------
                                                                2000                1999
                                                          -----------------   -----------------
     Net assets available for benefits per the
       financial statements                             $    1,254,835,614       1,120,828,205
     Amounts allocated to withdrawing
       participants                                                (69,355)         (5,367,819)
                                                          -----------------   -----------------
     Net assets available for benefits per the
       Form 5500                                        $    1,254,766,259       1,115,460,386
                                                          =================   =================

     The following is a reconciliation of benefits paid to participants per the financial statements to what is expected to be filed on the Form 5500:

                                                                                Year ended
                                                                                December 31,
                                                                                   2000
                                                                              ----------------
     Benefits paid to participants per the financial
       statements                                                            $     101,525,053
     Add:  Amounts allocated to withdrawing
       participants at December 31, 2000                                                69,355
     Less:  Amounts allocated to withdrawing
       participants at December 31, 1999                                            (5,367,819)
                                                                              ----------------
     Benefits paid to participants per the
       Form 5500                                                             $      96,226,589
                                                                              ================

(8)  Plan Merger

     On November 16, 1999, the Board of Directors of the Corporation resolved that the Mellon 1/st/ Business Bank Investment Incentive Program, a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective August 1, 2000, and the merger of the plan assets occurred in August 2000. As of the date of the merger, the net assets in the 1/st/ Business Bank Investment Incentive Program approximated $6,900,000.

                                                                     (Continued)

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(9)  Subsequent Events

     On December 18, 2000, the Board of Directors of the Corporation resolved that the Buck Savings Plan, a plan maintained by a subsidiary of the Corporation, will be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The merger will be effective as of January 1, 2001.

     Beginning January 1, 2001, eligible employees will no longer have to complete a full year of service to become eligible to participate in the Plan. Eligible employees hired during 2000 may participate in the Plan January 1, 2001. Employees hired on or after January 1, 2001, may enroll in the Plan as soon as their Personal Identification Number is received.

     Employees hired on or after January 1, 2001, will be immediately fully vested in their salary reduction contributions plus earnings or losses thereon if any and any rollover contributions, but will only become fully vested in the Corporation's matching contributions after completing three years of service.

                                                                      Schedule 1
                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

         Assets Held for Investment Purposes (at end of the plan year)

                               December 31, 2000

         Identity of issue, borrower,                                                                               Current
           lessor or similar party                    Description of investment                     Cost             value
        ------------------------------  ----------------------------------------------------    -------------    --------------
                                                      Collective Trust Funds                     $

    *   Mellon Bank, N.A                Dreyfus-Certus Stable Value Fund                              N/A            7,895,137
    *   Mellon Bank, N.A                Daily Liquidity Money Market Fund                             N/A           92,863,847
    *   Mellon Bank, N.A                Daily Liquidity Stock Index Fund                              N/A          191,797,129
    *   Mellon Bank, N.A                Daily Liquidity Aggregate Bond Index Fund                     N/A           28,493,769
                                                                                                                 ---------------
                                                    Total collective trust funds                                   321,049,882

                                               Registered Investment Companies

    *   Mellon Bank, N.A.               Dreyfus LifeTime Portfolios, Inc. - Growth
                                           & Income Portfolio                                         N/A           72,687,639
    *   Mellon Bank, N.A.               Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio          N/A           25,107,878
    *   Mellon Bank, N.A.               Dreyfus LifeTime Portfolios, Inc. - Income Portfolio          N/A            4,575,823
    *   Mellon Bank, N.A.               Dreyfus Premier Small Company Stock Fund                      N/A           41,275,099
    *   Mellon Bank, N.A.               Dreyfus Disciplined Stock Fund                                N/A          139,206,832
    *   Mellon Bank, N.A.               Dreyfus Founders Worldwide Growth Fund                        N/A           27,558,596
                                                                                                                 ---------------
                                                    Total registered investment companies                          310,411,867

                                                         Common Stock

    *   Mellon Financial Corporation    Mellon Financial Corporation Common Stock                 161,831,520      600,149,476
                                                                                                                 ---------------
                                                    Total common stock                                             600,149,476

                                       15                            (Continued)

                                                                      Schedule 1
                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

         Assets Held for Investment Purposes (at end of the plan year)

                               December 31, 2000

         Identity of issue, borrower,                                                                               Current
           lessor or similar party                    Description of investment                     Cost             value
        ------------------------------  ----------------------------------------------------    -------------   -----------------
                                                               Loans

    *   Participant loans               Participant loans with various rates of interest
                                          and various maturity dates                                 N/A        $    23,220,979
                                                                                                                -----------------
                                                  Total loans                                                        23,220,979
                                                                                                                -----------------
                                                  Total investments                                             $ 1,254,832,204
                                                                                                                =================

*  Party-in-interest

N/A - This information is not required by ERISA or the DOL to be reported for participant-directed investments.

See accompanying independent auditors' report.

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon Bank Corporation Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          Mellon 401(K) Retirement
                                           Savings Plan



                                        By: /s/ Steven G. Elliott
                                            -----------------------------------
                                            Steven G. Elliott
                                            Sr. Vice Chairman and Chief
                                            Financial Officer of Mellon
                                            Financial Corporation & Member
                                            of the Corporate Benefits Committee


Date: June 28, 2001